Mail Stop 0306

May 13, 2005

J. Richard George
Chief Executive Officer
Calypte Biomedical Corporation
5000 Hopyard Road, Suite 480
Plesanton, California 94588

Re:	Calypte Biomedical Corporation
      Amendment No. 3 to Form SB-2 on From S-3
      Filed April 27, 2005
      File No. 333-124344

Dear Mr. George:

	We have limited our review to selected portions of your registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please reconcile (1) your registration statement facing page which identifies the filing as an amendment with (2) the Edgar tag you chose to use which identifies your filing as a new registration statement. If you are not registering additional securities, you should not file a new registration statement. If your intention is solely to create a single prospectus per Rule 429, you should file a post-effective amendment to the latest registration statement that registered securities that are the subject of the single prospectus. The filing should comply with the last sentence of Rule 429(b).
2. Please submit as correspondence on EDGAR your May 2, 2005, May
3,
2005 and May 8, 2005 letters.

 Prospectus Cover Page
3. Please provide a one-page prospectus cover that is limited to required information and information that is key to an investment decision. For example, it is unclear why the previous registration status is relevant to investors who are considering whether to purchase the securities offered by the prospectus.

Exhibit 5.1
4. The opinion that you file as an exhibit must be based on applicable law and may not assume that that law is similar to some other jurisdiction. We note that the opinion you filed impermissibly assumes that Delaware law is the same as California law.
5. Please ask your counsel to submit via Edgar a confirmation that it concurs with our understanding that its reference "General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
6. Please tell us why the assumptions mentioned in the fourth paragraph following paragraph (h) are necessary and appropriate for the shares that are already outstanding.

*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

      Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tom Jones at (202) 942-1927 or me at (202)
824-
5697 with any questions.
      Sincerely,


							Russell Mancuso
      Branch Chief

cc (via fax): Paula Winner Barnett, Esq.




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Calypte Biomedical Corporation
May 13, 2005
Page 4